Contactgegevens

www.linkedin.com/in/kobe-daems-7a9217172 (LinkedIn)

Belangrijkste vaardigheden

Purchase Management
Supply Chain Management
Teamwork

Kobe Daems

MD at Shape Accelerator | Master Bedrijfskunde VUB
België

Ervaring

ShapeAccelerator BV

MD
september 2023 - Present (1 jaar 6 maanden)

Cornerstone

Business Consultant
mei 2020 - Present (4 jaar 10 maanden)
Abu Dhabi, United Arab Emirates

SESVANDERHAVE

Business Analyst
september 2022 - april 2023 (8 maanden)

Opleiding

Vrije Universiteit Brussel

Master, Bedrijfskunde · (september 2023)

Karel de Grote-Hogeschool

Bachelor Bedrijfsmanagement, Business Administration and Management, General · (2018 - juli 2021)

Rennes School of Business

Purchasing & Supply Chain Management · (2020 - 2021)